SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Root, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77664L 20 7

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L 20 7	13G

1.	Names of Reporting Persons Redpoint Omega II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) PN

CUSIP No. 77664L 20 7	13G

1.	Names of Reporting Persons Redpoint Omega Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 77664L 20 7	13G

1.	Names of Reporting Persons Redpoint Omega II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 77664L 20 7	13G

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of common stock of Root, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Root, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

80 E Rich Street, Suite 500
Columbus, Ohio 43215

Item 2(a).	Name of Person(s) Filing:

Redpoint Omega II, L.P. (“RO II”)

Redpoint Omega Associates II, LLC (“ROA II”)

Redpoint Omega II, LLC (“RO II LLC”)

Item 2(b).	Address of Principal Business Office:

Redpoint Ventures

2969 Woodside Road

Woodside, California 94062

Item 2(c).	Citizenship:

RO II is a Delaware limited partnership

ROA II is a Delaware limited liability company

RO II LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

77664L 20 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

CUSIP No. 77664L 20 7	13G

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of November 14, 2024:

Reporting Persons	Class A Common Stock Held Directly	Class B Common Stock Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
RO II	0	0	0	0	0	0.0%
ROA II	0	0	0	0	0	0.0%
RO II LLC	0	0	0	0	0	0.0%

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 77664L 20 7	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

REDPOINT OMEGA II, L.P.
By its General Partner, Redpoint Omega II, LLC

By:	/s/ Elliot Geidt
Elliot Geidt
Managing Director

REDPOINT OMEGA ASSOCIATES II, LLC

By:	/s/ Elliot Geidt
Scott Raney
Managing Director

REDPOINT OMEGA II, LLC

By:	/s/ Elliot Geidt
Scott Raney
Managing Director

Exhibit(s):	99.1: Joint Filing Statement